FOR IMMEDIATE RELEASE: July 9, 2012	PR 12-14

Atna Reports Increased Mine Life for Reward Gold Project, Nevada

Golden, CO – Atna Resources Ltd. (“Atna” or the “Company”) (TSX:ATN / OTCBB:ATNAF) is pleased to report the completion of a new technical report for the Reward gold project, located approximately 90 miles north of Las Vegas in Nye County, Nevada. Recent in-fill and exploration drilling has been incorporated into the new resource and financial models to create a new report.

“The new NI 43-101 Technical Report for the Reward Gold Project increases mine life by two years over the original 2008 estimate. Mining is now expected to continue for six years at an average annual rate of approximately 35,000 ounces per year. This work details a larger project with stronger economic justification to support project development than shown in previous reports. We are pleased to have a pipeline of gold projects advancing towards production, including Pinson Underground before the end of this year, Reward ramping up in late 2013, the Pinson open pit prefeasibility to be completed later this year, and the Columbia project in Montana moving towards permitting," states James Hesketh, President & CEO.

The Reward Gold Project will be a conventional open pit mining operation with ore crushing and heap leach gold recovery. Phase 1 development bonds have been posted and substantially all permits required for mine development have been received. Offsite infrastructure development requirements for the project have been completed and final construction design engineering is underway. Wildlife exclusion fencing has been constructed and the on-site production water well has been drilled and completed. A truck fleet order for delivery in mid-2013 has been placed.

Projected project economics at varying gold prices are shown in the following table:

Gold Price	$1,200	$1,300	$1,400	$1,500	$1,600

Cash Flow (US Million)	$75.0	$94.6	$114.2	$133.8	$153.5
NPV @5% (US $Million)	$52.8	$68.6	$84.4	$100.2	$116.0
IRR	38.4%	48.0%	57.5%	66.9%	76.1%
Payback (Years)	2.6	2.2	2.1	2.0	1.9

C2-Cash Cost* (US $/oz)	$569	$576	$584	$592	$600
C3-Full Cost** (US$/oz)	$847	$855	$863	$871	$878

* C2 cash cost includes all direct on and off site operating costs, royalties and severance taxes

** C3 full cost includes C2 costs, plus capital cost recovery

Technical Report Highlights

(M=million)

Mine Production Rate: 6,500 tons per day ore (5,900 tonnes)

Mine Life: six years

Average Gold Recovery: 80% (60% in first two months)

Crush Size: 80% passing 1/2 inch (12.5 mm)

Life of Mine Strip Ratio: 3.1:1 (waste:ore)

Initial Capital Cost: $34.5M (including $5.5M in capital lease and $2.2M in contingency)

Phase 2 Expansion Capital: $6.9M (including $1.2M bond collateral)

Underlying NSR Royalty: 3.0%

Average Annual Gold Production: 35,000 ounces

As previously announced in the Company’s 2011 year-end AIF filing on Form 20-F dated March 26, 2012, Mineral Resources and Reserve estimates for the Reward Gold Deposit are as follows:

Classification	Tons (x1000)	Au Grade ounce/ton	Contained Ounces
Mineral Reserves
Proven and Probable	11,856	0.022	265,800
Mineral Resources
Measured	4,692	0.023	106,400
Indicated	13,363	0.019	256,200
Measured and Indicated	18,055	0.020	362,600
Inferred	4,757	0.014	65,600

Mineral resources include mineral reserves. Mineral resource cut-off: 0.006 ounce gold per ton gold. Mineral Reserves are reported utilizing an incremental dollar value cutoff of > $0.01, excluding mining cost, and calculated using $1,300 per ounce gold price.

Classification	Tonnes (x1000)	Au Grade grams/tonnes	Contained Ounces
Mineral Reserves
Proven and Probable	10,756	0.75	265,800
Mineral Resources
Measured	4,257	0.78	106,400
Indicated	12,123	0.66	256,200
Measured and Indicated	16,379	0.69	362,600
Inferred	4,315	0.47	65,600

Mineral resources include mineral reserves. Mineral resource cut-off: 0.206 grams per tonne gold.

Reward reserve is based on an incremental leach cut-off grade (approximately 0.226 grams per tonne gold), calculated using $1,300 per ounce gold price.

Atna contracted with Chlumsky, Armbrust, & Meyer LLC of Lakewood, Colorado, to prepare the Technical Report in order to consolidate information in relation to the mineral resource estimate, mineral reserve estimate and update the feasibility information for the Reward Gold Deposit. The Technical Report was completed by the following Qualified Persons as outlined in Section 28 of the report.

Mr. Robert Sandefur, P.E., of Chlumsky Armbrust & Meyer LLC, an independent consulting mining geostatistician and a Qualified Person as defined by NI 43-101 prepared the Mineral Resource estimate (Sections 12 and 14, as well as relevant portions of other sections of the report).

Mr. Michael J. Read, of Chlumsky Armbrust & Meyer LLC, an independent mining engineer and a Registered Member of the Society for Mining, Metallurgy and Exploration (SME), and a Qualified Person as defined by NI 43-101 prepared the Minable Reserve estimate, capital and operating cost estimates, project economics, mine design and scheduling (Sections 15, 21, 22, 25, & 26, as well as relevant portions of other sections of the report).

Mr. Fred Barnard, Ph.D., an associate of Chlumsky Armbrust & Meyer LLC, an independent professional geologist and a Certified Member of the American Institute of Professional Geologists, and a Qualified Person as defined by NI 43-101 prepared or provided input on Sections 2 through 14, 23, 24, and 27, as well as relevant portions of other sections of the report.

Mr. Gregory Chlumsky, of Chlumsky Armbrust & Meyer LLC, an independent professional engineer and a Qualified Member of the Mining and Metallurgical Society of America, and a Qualified Person as defined by NI 43-101 prepared or provided input on Sections 13 and 17, as well as relevant portions of other sections of the report.

Mr. Matthew Reilly, P.E., an associate of Chlumsky Armbrust & Meyer LLC, an independent consulting mining engineer and a Qualified Person as defined by NI 43-101 prepared the Section 18, as well as relevant portions of other sections of the report.

For additional information on Atna Resources and the Reward Gold Deposit, please visit our website at www.atna.com. Further information, including the Reward Technical Report can be found in our filings with Canadian securities regulators on SEDAR or U.S regulators on EDGAR.

This press release contains certain “forward-looking statements,” as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation relating to potential resource or reserve expansion at the Reward Gold Project. Forward-looking statements are statements that are not historical fact. They are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change, unless required by law. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: gold deposit modeling, future operating costs at the Reward Gold Deposit, the Company might encounter problems such as significant deterioration of metals prices; accidents and other risks associated with mining exploration and development operations; the risk that the Company will encounter unanticipated geological factors; the Company’s need for and ability to obtain additional financing; the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration and development programs; and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s 2010 Form 20-F dated March 26, 2012.

Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this report, such as "measured," "indicated," "inferred," and "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and CEO - (303) 278-8464

Valerie Kimball, Investor Relations - toll free (877) 692-8182

www.atna.com